PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION, DATED

April 26, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☐                            Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

MIDWEST AIR GROUP, INC.

(Name of Registrant as Specified In Its Charter)

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

AIRTRAN NEW YORK, LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which the transaction applies:

(2)	Aggregate number of securities to which the transaction applies:

(3)	Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of the transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

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PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION, DATED

April 26, 2007

PROXY STATEMENT

OF

AIRTRAN

This proxy statement and the enclosed proxy card are being furnished by AirTran Holdings, Inc. (“AirTran”), a Nevada corporation and its wholly-owned subsidiaries Galena Acquisition Corp., (“Galena”) a Delaware corporation, and AirTran New York, LLC, (“AirTran New York”) a New York limited liability company, (for convenience purposes, throughout this proxy statement, we sometimes refer to “AirTran” as the party soliciting proxies in connection herewith) in connection with the solicitation by AirTran of written proxies from the holders of shares of common stock, par value $0.001 per share (the “Midwest Common Stock”), of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), to take the following action at the Midwest 2007 annual meeting of shareholders, as authorized by the Wisconsin Business Corporation Law (the “WBCL”):

Elect John M. Albertine, Jeffrey H. Erickson and Charles F. Kalmbach (each, a “Nominee” and collectively, the “Nominees”) as directors of Midwest at the Midwest 2007 annual meeting).

The goal of the foregoing Proposal is to elect the Nominees and thereby possibly facilitate, subject to the Nominees’ fiduciary duties under law, a proper comprehensive evaluation by the Midwest board of directors of AirTran’s offer (the “Offer”) to acquire all issued and outstanding shares of Midwest Common Stock; together with, if still outstanding, the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”) through an exchange and second-step merger of Midwest with, and into, a wholly-owned subsidiary of AirTran (the “Second Step Merger”), all as summarized in the proxy statement and described in detail in the offer to exchange, a copy of which is attached as Annex B to this proxy statement (the “Offer to Exchange”). The Midwest Common Stock also is sometimes referred to in this proxy statement as the Midwest Shares, which term includes the Rights as the context requires.

The election of the three Nominees is dependent on the receipt of properly completed and duly delivered, unrevoked written proxies in favor of the Proposal from the holders of record, as of the close of business on the Record Date (as defined below), of plurality votes which are greater than the votes cast in favor of Midwest’s nominees. Accordingly, election of the Nominees may be dependent on receipt of proxies representing a majority of the Midwest Shares then outstanding.

AirTran believes that the Nominees, if elected, will act in the best interests of Midwest shareholders. Election of AirTran’s Nominees will serve as a signal that a majority of Midwest’s shareholders favor the Midwest board taking such actions that it may deem necessary or advisable to evaluate AirTran’s Offer with Midwest shareholders in mind. AirTran believes such evaluation will potentially facilitate the consummation of the Offer and that such action is in the best interest of the Midwest shareholders.

This proxy statement is dated May [•], 2007. AirTran intends to mail, or cause Midwest to mail, its definitive proxy statement, along with a BLUE proxy card, to Midwest shareholders as soon as practicable.

The outcome of the solicitation may impact AirTran’s ability to complete the Offer.

On February 1, 2007, pursuant to Section Nine of Midwest’s amended bylaws, AirTran delivered written notice to the Secretary of Midwest formally nominating the Nominees and subsequently requested the Midwest board to fix a record date for the Midwest annual meeting. AirTran is, and on the Record Date AirTran was, the beneficial holder of 200 Midwest Shares, of which 100 shares each are owned of record by AirTran’s wholly-owned subsidiaries, Galena and AirTran New York.

On January 11, 2007, AirTran commenced an offer to exchange all of the outstanding Midwest Shares for consideration consisting of $6.6250 in cash, without interest, and 0.5884 of a share of AirTran common stock for each outstanding Midwest Share. On April 2, 2007, AirTran announced that it has substantially increased its offer to purchase all of the outstanding Midwest Shares to $15.00 per Midwest Share, based on the closing price of AirTran common stock on March 30, 2007. The Offer consists of $9.00 in cash and 0.5842 of a share of AirTran common stock for each Midwest Share.

i

The Offer, which is being made through Galena Acquisition Corp., a wholly-owned subsidiary of AirTran, represents a premium of 81 percent over the average closing price of Midwest Common Stock during the month prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s Common Stock was priced at $11.25 per share on October 20, 2006. At April 2, 2007, AirTran’s Offer also represented an approximate 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006 offer. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on May 16, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. The Offer is on the terms and subject to the conditions set forth in the Offer to Exchange including the prospectus and the accompanying letter of transmittal. A copy of the prospectus containing the Offer is attached to this proxy statement as Annex B.

For the reasons listed in this proxy statement, AirTran believes that its Offer is in the best interests of Midwest shareholders and is superior to the other options available to Midwest and its shareholders. If you want to send a signal to Midwest that Midwest should reconsider the Offer, which, if accepted upon reconsideration, will provide a significant premium for your Midwest Shares relative to the market price of Midwest Shares prior to the announcement of AirTran’s Offer, then vote for the Proposal to elect the three Nominees by signing, dating and returning the enclosed BLUE proxy card today. There is no guarantee that the Nominees will approve the Offer, but AirTran anticipates that the Nominees, if elected, will meet with AirTran to discuss the merits of the Offer and, in reviewing the Offer, will act in the best interests of Midwest shareholders in accordance with their fiduciary duties. AirTran believes that this would represent an important step toward the consummation of the Offer.

The only commitment given to AirTran by the Nominees with respect to their service on the Midwest board, and the only commitment AirTran has sought from the Nominees, is that the Nominees will exercise their independent judgment in all matters before the Midwest board in accordance with their fiduciary duties.

The purpose of the Offer is for AirTran to acquire control of, and ultimately the entire equity interest in, Midwest. Shareholders are advised to read the Offer and other relevant documents regarding the Offer because they contain important information about the Offer.

AirTran’s Offer is subject to certain conditions, many of which may be influenced by actions of the Midwest board, including the minimum tender condition, the rights redemption condition, the impairment condition, the control share condition, the business combination condition, and the registration statement condition. These and other conditions are more fully described in the section of this proxy statement entitled “Questions and Answers Relating to this Proxy Solicitation,” and Annex B attached hereto.

Adoption of the Proposal, including the resulting removal of the three existing members of the Midwest board up for election at the 2007 annual meeting (and any person(s) (other than those elected by this proxy solicitation) elected or designated by any of such directors to fill any vacancy or newly created directorship) and election of the Nominees, is an important step toward reviewing of the merits of the Offer on its own terms and with Midwest’s shareholders in mind, which may include conducting due diligence on AirTran and allowing AirTran to conduct due diligence on Midwest and a rigorous and critical evaluation of the existing Midwest stand-alone plan and its underlying assumptions. AirTran believes such review is likely to facilitate the prompt approval and consummation of the Offer and the Second-Step Merger. Accordingly, you are urged to promptly sign, date and mail the enclosed BLUE proxy card.

You must separately tender your shares pursuant to the Offer if you wish to participate in the Offer. Executing a proxy does not obligate you to tender your shares pursuant to the Offer, and your failure to execute a proxy does not prevent you from tendering your shares pursuant to the Offer.

For a complete description of the Offer, including the conditions to the Offer, the Midwest shareholders are referred to the Offer to Exchange and the accompanying letter of transmittal.

If your Midwest Shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to Innisfree M&A Incorporated (“Innisfree”) in the postage-paid envelope provided. If your Midwest Shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person in charge of your account and give instructions to have the BLUE proxy card with respect to your Midwest Shares signed, dated and mailed. Only that institution can execute a proxy card with respect to your Midwest Shares and only upon receipt of specific instructions from you. AirTran urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to AirTran in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that AirTran will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions about executing your proxy or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Shareholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: 212-750-5833

This proxy statement is neither a request for the tender of shares nor an offer with respect thereto. The Offer is being made only by means of the Offer to Exchange and the accompanying letter of transmittal, each of which has been filed with the Securities and Exchange Commission (“SEC”) and separately mailed to shareholders. The Offer to Exchange has been amended in certain respects, including to update it for certain developments after the initial date thereof and to increase the amount of the consideration offered. Such amendments are reflected in amendments to AirTran’s registration statement on Form S-4 (Reg. No. 333-139917) and Schedule TO, each of which are available as described below.

Investors and shareholders are advised to read the definitive proxy statement and other relevant documents when they become available because they will contain important information. Investors and shareholders may obtain a free copy of the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents filed by AirTran at the SEC’s web site at http://www.sec.gov. The definitive proxy statement (when available) and such other documents may also be obtained for free from AirTran by directing such requests to Innisfree, at the address and phone numbers above.

AirTran, Galena, AirTran New York and their respective directors, managers, executive officers and the Nominees are participants in the solicitation of proxies from shareholders of Midwest in respect of the Midwest annual meeting. Information about the Nominees and directors and executive officers of AirTran, Galena and AirTran New York is contained in this preliminary proxy statement and will be contained in AirTran’s definitive proxy statement. Investors may obtain additional or updated information regarding the interests of such participants, which may be different from those of Midwest’s shareholders generally, by reading the definitive proxy statement and other documents filed with the SEC when they become available.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you, as a Midwest shareholder, may have and the answers to those questions. We urge you to read this proxy statement carefully and in its entirety.

Who is making the solicitation?

AirTran is a Nevada corporation with principal executive offices located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of AirTran’s executive offices is (407) 318-5600. AirTran is one of the largest low-fare scheduled airlines in the United States in terms of departures and seats offered. AirTran operates scheduled airline service primarily in short-haul markets principally in the eastern United States, with a majority of its flights originating and terminating at its hub in Atlanta, Georgia. As of April 1, 2007, AirTran operated 87 Boeing 717-200 (B717) and 45 Boeing 737-700 (B737) aircraft, offering approximately 730 scheduled flights per day to 51 locations in the United States as well as to Freeport, Grand Bahamas. All of the flight operations of AirTran Holdings, Inc. are conducted by its wholly-owned subsidiary, AirTran Airways, Inc.

Galena is a recently formed Delaware corporation and a wholly-owned subsidiary of AirTran. Its principal executive offices are located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of Galena’s executive offices is (407) 318-5600. Galena was organized in connection with the Offer and has not carried on any activities other than in connection with the Offer and this proxy solicitation.

AirTran New York is a recently formed New York limited liability company and a wholly-owned subsidiary of AirTran. Its principal executive offices are located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of AirTran New York’s executive offices is (407) 318-5600. AirTran New York was organized in connection with the Offer and has not carried on any activities other than in connection with the Offer and this proxy solicitation.

What is the proposal for which proxies are being solicited?

AirTran is soliciting proxies from Midwest shareholders to elect the three Nominees to fill the positions on the Midwest board of directors which are up for election at Midwest’s 2007 annual meeting. AirTran is asking you to vote to replace three of Midwest’s incumbent directors with three independent directors nominated by AirTran who have indicated that, if elected, they will act in your best interests in accordance with their fiduciary duties. Election of AirTran’s Nominees will signal that a majority of Midwest shareholders favor the Midwest board taking such actions that it may deem necessary or advisable to review the Offer with Midwest’s shareholders’ interests in mind and thereby possibly facilitate the consummation of the Offer and that the taking of such actions is in their best interests.

When is the Midwest annual meeting and what is the record date for that meeting?

In a press release dated March 30, 2007, Midwest announced that it had set May 23, 2007 as the date of its 2007 annual meeting of shareholders. It also announced that the record date for such meeting would be April 9, 2007. On April 13, 2007, Midwest announced that, in light of comments from the United States Securities and Exchange Commission, it had reset the record date and the meeting date for its annual meeting.

The current record date for the 2007 Midwest annual meeting is now May 11, 2007 (the “Record Date”) and the current date for the 2007 Midwest annual meeting is now June 14, 2007. Midwest has not announced when it expects to mail its own proxy materials.

Under Midwest’s bylaws, the annual meeting of Midwest shareholders for the election of directors and the transaction of such other business as may properly be brought before the meeting shall be held on the fourth Wednesday in April in each year, or on such other day, which shall not be a legal holiday, as shall be determined by the Midwest board.

Written notice stating the place, day and hour of any Midwest annual meeting (or special meeting) must be delivered not less than ten (unless a longer period is required by the WBCL) nor more than 70 days before the date of such meeting.

Section 704 of the American Stock Exchange Company Guide requires: “In the event unusual circumstances affecting the company shall preclude the holding of its annual meeting within a reasonable period after the time specified in its charter or by-laws, the company must promptly notify its stockholders and the Exchange, in writing, stating the reasons for the delay, and must use good faith efforts to ensure that such annual meeting is held as soon as reasonably practicable in light of the circumstances causing the delay.”

As a stockholder of Midwest through two of its subsidiaries, AirTran (and any other Midwest stockholder entitled to participate at such annual meeting) has the right under Section 180.0703 of the WBCL to petition the circuit court for the county where Midwest’s principal office is located for an order requiring Midwest to hold an annual meeting if an annual meeting has not been held within the earlier of six months after the end of Midwest’s fiscal year, or 15 months after its last annual meeting.

Six months after Midwest’s year end will be June 30, 2007, and AirTran believes that fifteen months beyond the last Midwest annual meeting would be July 26, 2007.

AirTran intends to mail or cause Midwest to mail AirTran’s proxy materials.

Applicable SEC rules require Midwest to mail its proxy materials within a period and by a method which is reasonably calculated to result in the delivery of the proxy materials in time for Midwest’s shareholders to have a reasonable period to act. Such requirements should likewise apply to the distribution of AirTran’s proxy materials by Midwest.

Why is AirTran soliciting your proxy?

AirTran is soliciting your vote because AirTran believes that Midwest’s current directors are not acting, and will not act, in your best interests to evaluate Midwest’s business and strategic alternatives to maximize value to Midwest shareholders. The purpose of the Proposal is to elect the three Nominees to the nine person Midwest board, with the goal of encouraging the Midwest board to undertake, subject to and in accordance with its fiduciary duties, a complete and comprehensive evaluation of AirTran’s Offer (and any other offer). Such an evaluation of the Offer could allow AirTran to enter into negotiations with Midwest and conduct any necessary due diligence on Midwest, and to cause Midwest to conduct any necessary due diligence on AirTran which might facilitate the approval and consummation of the Offer and the Second-Step Merger. AirTran also seeks to prevent or discourage the current directors of Midwest from creating additional obstacles to the consummation of the Offer and the Second-Step Merger. If elected, the Nominees would have the power to help effectuate consummation of the Offer and the Second -Step Merger if the Nominees, once elected, each determined that doing so was in the best interests of Midwest’s shareholders. As stated above, however, the Nominees would not represent a majority of the Midwest board and even if they determined it was in accordance with their fiduciary duties to approve the Offer, they would not have the power by themselves to cause Midwest to effectuate consummation of the Offer and Second-Step Merger or otherwise enter into negotiations with AirTran with respect to a possible business combination. AirTran expects that the Nominees will, if elected, and subject in all cases to their fiduciary duties under the WBCL, resolve to assist in elimination of the listed conditions hindering appropriate consideration of the Offer, and possibly its ultimate consummation. If the Nominees determine that the Offer is the best alternative for Midwest and in the best interests of Midwest’s shareholders, in each case in accordance with their fiduciary duties, they may also attempt to persuade other members of the Midwest board to support and facilitate the Offer as it is currently constituted.

What must happen to complete AirTran’s Offer?

The Offer is subject to the satisfaction or waiver of certain conditions, including:

•

the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest Common Stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities (on February 21, 2007 Midwest announced that all of the Midwest notes had converted to Midwest Common Stock), but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•

the “rights redemption condition”—AirTran must be satisfied, in its reasonable discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, referred to in the prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the Offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

•

the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•

the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated (which condition, absent unforeseen developments, was satisfied on February 11, 2007 when the HSR waiting period expired );

•

the “NYSE condition”—the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•

the “control share condition”—AirTran must be satisfied, in its reasonable discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in the prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the Offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the Offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the Offer;

•

the “business combination and fair price condition”—AirTran must be satisfied, in its reasonable discretion, that, after consummation of the Offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in the prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in the prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been rendered inapplicable to the offer, the second-step merger and the acquisition of Midwest Shares pursuant to the offer and any second-step merger; and

•

the “registration statement condition”—the registration statement of which the prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in the prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

AirTran’s offer currently is scheduled to expire on May 16, 2007.

How does a vote in favor of the Proposal affect AirTran’s Offer?

AirTran believes that election of the Nominees will send a strong signal that a majority of Midwest’s shareholders favor the Midwest board taking such actions that it may deem necessary or advisable to evaluate AirTran’s Offer and potentially facilitate the consummation of the Offer.

If we grant AirTran a proxy to vote in favor of the Proposal, are we agreeing to tender shares in the Offer?

No. Delivery of your written proxy to our Proposal does not obligate you to tender your Midwest Shares for exchange in the Offer. The Nominees are independent persons who are committed to acting in your best interests and maximizing value for all Midwest shareholders. The only commitment given to AirTran by the Nominees with respect to their service on the Midwest board, if elected, and the only such commitment AirTran has sought from the Nominees, is that they will exercise their independent judgment in all matters before the Midwest board in accordance with their fiduciary duties. Accordingly, the Nominees have not made, nor has AirTran sought, any commitments with respect to the Offer or the sale of Midwest, whether to AirTran or to any other person or entity. AirTran anticipates that the Nominees will seek to cause the Midwest board to conduct a comprehensive process to fairly evaluate all strategic alternatives, which may include meeting with AirTran to discuss the merits of the Offer or a new offer to acquire Midwest, engaging in due diligence, and potentially meeting with all other persons who may express a legitimate interest in acquiring Midwest, in each case, in accordance with their fiduciary duties.

Who are the Nominees?

AirTran is proposing that John M. Albertine, Jeffrey H. Erickson and Charles F. Kalmbach fill the vacancies on the Midwest board resulting from the expiration of the terms of the Midwest directors up for election at the Midwest 2007 annual meeting. AirTran may modify the number and/or identity of its Nominees if it deems such modification advisable in light of actions by Midwest. AirTran believes the Nominees are independent within the meaning of the American Stock Exchange corporate governance standards and, except as described herein, are not currently affiliated with AirTran, Galena, AirTran New York or any other subsidiary of AirTran, or with Midwest or any subsidiary of Midwest. The Nominees are highly qualified individuals who AirTran expects would fully discharge the fiduciary obligations they would owe to Midwest and its shareholders under the WBCL. The principal occupation and business experience of each Nominee and other information about each of the Nominees is set forth in this proxy statement under the section entitled “SCHEDULE I—INFORMATION REGARDING THE NOMINEES,” which AirTran recommends that you read.

Who is eligible to grant a written proxy in favor of the Proposal?

Holders of record of the Midwest Shares as of the close of business on the Record Date are entitled to provide their written proxy in favor of the Proposal.

How many proxies must be received in order to cause the election of the Nominees?

Proxies representing a plurality of all Midwest Shares as of the close of business on the Record Date entitled to be voted at the 2007 annual meeting on the Proposal are required to implement the Proposal. For this purpose, “plurality” means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be chosen at the election. Consequently, any shares not voted at the meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors (assuming a quorum is present).

What is the deadline for submitting proxies?

Proxies can be submitted until action on the Proposal is taken at the Midwest annual meeting. However, to be sure that AirTran receives your proxy in time to utilize it, we request that you provide your proxy to us as early as possible.

Can I revoke my proxy?

Proxies provided pursuant to AirTran’s solicitation are revocable and such proxies may be revoked by: (a) attending the Midwest annual meeting and voting in person (if a holder of record), (b) signing and delivering to the secretary of Midwest or other officer or agent authorized to tabulate proxy votes either a writing stating that the appointment of a proxy is revoked or a subsequent appointment form.

You also have the right to revoke any proxy given to Midwest at any time before it is actually voted by delivering notice of such revocation to the Secretary of Midwest in open meeting or by filing with the Secretary of Midwest either a notice of revocation or a duly executed proxy bearing a later date.

Please note that Midwest’s preliminary proxy materials state that persons will not be admitted to the Midwest annual meeting without proper identification (such as a driver’s license or passport) and proof of your ownership of Midwest Common Stock. Midwest has stated in its preliminary proxy statement that: “A ‘reasonable’ number of duly authorized and constituted proxies for shareholders who held Midwest Common Stock as of the Record Date for the Midwest Meeting as determined in the sole discretion of the chairman of the Meeting may also be admitted to the Meeting.” Because AirTran cannot assure you that you will be allowed to attend the Midwest annual meeting if you hold your shares in street name, we urge you to vote in favor of AirTran’s nominees well in advance of the Midwest annual meeting or to return your BLUE proxy card to AirTran well in advance of the Midwest annual meeting.

If you elect to attend the Midwest annual meeting, please be advised that, along with your proper identification, Midwest has stated that it will require you to bring evidence of either your stock ownership or the grant of any valid proxy you hold with you in order to be admitted to the Midwest annual meeting. If your shares (or the shares of the shareholder who granted you the proxy) are held in the name of a broker, nominee, fiduciary or other custodian and you plan to attend the Midwest annual meeting in person, please bring a copy of your broker statement, the Midwest proxy card mailed to you by your bank or broker or other proof of ownership of Midwest Common Stock (or the equivalent proof of ownership) as of the close of business on the Record Date of the shareholder who granted you the proxy.

How can I vote?

Shareholders may vote their shares in one of four ways.

(1) By Mail. The shares of a shareholder who completes and properly signs the accompanying BLUE proxy card and returns it in the enclosed envelope before the Midwest annual meeting will be voted as directed by such shareholder at the Midwest annual meeting and any adjournments or postponements of the Midwest annual meeting. The shares of a shareholder who properly signs and returns the BLUE proxy card, but does not specify how to vote, will be voted in favor of the election of the three AirTran Nominees listed below except that BLUE proxy cards returned by a broker to indicate a broker non-vote will not be so voted and will not constitute a vote “for” the election of the individuals nominated by AirTran to serve as directors.

(2) By Telephone. Most shareholders who hold their shares in “street name” through a broker, nominee, fiduciary or other custodian will receive a voting form from their bank or brokerage firm, rather than AirTran’s BLUE proxy card. Even though this is a contested election, a large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone. If a shareholder’s bank or brokerage firm is participating in the telephone voting program, then such bank or brokerage firm will provide the shareholder with instructions for voting by telephone on the voting form. If a shareholder’s bank or brokerage firm does not provide the shareholder with a voting form, but the shareholder instead receives AirTran’s BLUE proxy card, then such shareholder should mark the enclosed BLUE proxy card, date it and sign it, and return it in the enclosed envelope. AirTran cannot assure Midwest shareholders who are record holders of their shares that they will be able to vote by telephone. Accordingly, such shareholders should allow sufficient time to return their BLUE proxy card by mail.

(3) Via the Internet. Most shareholders who hold their shares in “street name” through a broker, nominee, fiduciary or other custodian will receive a voting form from their bank or brokerage firm, rather than AirTran’s BLUE proxy card. A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote via the Internet. If a shareholder’s bank or brokerage firm is participating in the online voting program, then such bank or brokerage firm will provide the shareholder with instructions for voting via the Internet on the voting form. If a shareholder’s bank or brokerage firm does not provide the shareholder with a voting form, but the shareholder instead receives AirTran’s BLUE proxy card, then such shareholder should mark the enclosed BLUE proxy card, date it and sign it, and return it in the enclosed envelope. AirTran cannot assure Midwest shareholders who are record holders of their shares that they will be able to vote via the internet. Accordingly, such shareholders should allow sufficient time to return their BLUE proxy card by mail.

(4) In Person. Written ballots should be available from Midwest’s Secretary before the annual meeting commences. AirTran can not assure you that such written ballots will include AirTran’s Nominees. Accordingly, you are urged to vote by returning your BLUE proxy card. A shareholder whose shares are held in the name of a bank, broker or other holder of record must obtain a proxy, executed in such shareholder’s favor, from the record holder in order for such shareholders to vote their shares in person at the annual meeting. However, shareholders who send in their BLUE proxy cards, and also attend the annual meeting, do not need to vote again unless they wish to revoke their proxy.

What should I do to support AirTran’s Proposal?

If your Midwest Shares are registered in your own name, please sign, date and return the enclosed BLUE proxy card to AirTran, care of Innisfree, in the postage-paid envelope provided at 501 Madison Avenue, 20th Floor, New York, NY 10022.

If your Midwest Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a proxy card with respect to your Midwest Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed “BLUE” proxy card in favor of the Proposal. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to AirTran, in care of Innisfree, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

Most shareholders who hold their shares in “street name” through a broker, nominee, fiduciary or other custodian will receive a voting form from their bank or brokerage firm, rather than AirTran’s proxy card. A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone. If a shareholder’s bank or brokerage firm is participating in the telephone voting program, then such bank or brokerage firm will provide the shareholder with instructions for voting by telephone on the voting form. If a shareholder’s bank or brokerage firm does not provide the shareholder with a voting form, but the shareholder instead receives AirTran’s proxy card, then such shareholder should mark the BLUE proxy card, date it and sign it, and return it in the enclosed envelope.

Telephone and Internet voting procedures, if available, are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that their instructions have been properly recorded. Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.

Whom should you call if you have any questions about the solicitation?

Please call our proxy solicitor, Innisfree, toll free at:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Shareholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

Or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

THE PROPOSAL

AirTran is seeking written shareholder proxies to its Proposal which proposes that Midwest shareholders take the following actions:

Elect the Nominees to the board of directors of Midwest to fill the number of seats up for election at Midwest’s 2007 annual meeting.

REASONS TO SUPPORT THE PROPOSAL

AND PROVIDE YOUR PROXY

•	Voting for the Proposal will increase the likelihood the Offer will be fairly reviewed by the Midwest board.

•

Voting for the Proposal will add new members to the Midwest board whom AirTran believes will take steps, in accordance with and subject to their fiduciary duties, to properly review all offers, including the Offer, from the perspective of maximizing shareholder value.

•	By electing the Nominees, you will be electing directors who are committed to your best interests and in helping you to maximize value as a shareholder of Midwest.

•

AirTran expects that the Nominees, if elected to serve as directors of Midwest, would in their independent judgment and good faith, and subject to their fiduciary duties under the WBCL, review the Offer, and, if they support the Offer after conducting any diligence they determine to be necessary to comply with their fiduciary duties as Midwest directors, they may support the Offer and the Second-Step Merger.

•

Election of the Nominees will signal that at least a plurality of Midwest shareholders favor the Midwest board taking such actions that it may deem necessary or advisable to help facilitate the consummation of the Offer and the Second-Step Merger.

•	Voting for the Proposal allows each Midwest shareholder to show support for the Offer and send a clear message to the existing Midwest board.

•

Voting for the Proposal will improve corporate governance practices at Midwest by electing directors who will not enter into or approve transactions which are subject to apparent or potential conflicts of interest and who are committed to fully and comprehensively exploring all strategic alternatives which may maximize shareholder value. Likewise, election of the Nominees will bring fresh perspectives to the Midwest board.

REASONS TO SUPPORT THE OFFER

•	AirTran believes the Offer is superior to the plan of Midwest management for Midwest to continue as a stand-alone entity.

•

AirTran believes the Offer provides you an opportunity to realize an immediate and substantial premium for your Midwest Shares (based upon the closing price of the Midwest Shares prior to the commencement of AirTran’s Offer). In fact, the Offer represents a premium of approximately 81%, over the average closing price of a Midwest Share during the month prior to October 20, 2006, the date of AirTran’s initial proposal to enter into a business combination with Midwest.

ADDITIONAL INFORMATION REGARDING THE PROPOSAL

PROPOSAL 1: ELECTION OF NOMINEES

The Proposal is to elect, as directors of Midwest, the three Nominees named in the table below, each of whom has consented to being proposed as a Nominee and, if elected, to serve as a Midwest director until the annual meeting of Midwest’s shareholders at which his or her term expires and/or until his or her successor has been elected and qualified. AirTran believes the Nominees are independent within the meaning of the American Stock Exchange corporate governance standards and, except as described herein, are not currently affiliated with AirTran, Galena, AirTran New York or any other subsidiary of AirTran, or with Midwest or any subsidiary of Midwest.

Directors of Midwest are elected by a plurality of the votes cast with a quorum present. At the Midwest annual meeting, the three persons who receive the greatest number of votes of the Midwest shareholders represented in person or by proxy at the Midwest annual meeting will be elected directors. Shareholders may not vote their shares cumulatively for the election of directors. Abstentions are considered in determining the presence of a quorum, but will not affect the plurality vote required for the election of directors. If the three Nominees are elected to the board, they will replace John F. Bergstrom, James R. Boris and Frederick P. Stratton, Jr. as directors. Each of Messrs. Bergstrom, Boris and Stratton is expected to be or has been nominated by Midwest for election at the 2007 annual meeting to a three-year term. Information about the three AirTran Nominees is set forth below.

The proxy card being furnished to you by AirTran provides you with an opportunity to withhold authority with respect to any of the Nominees by writing in the name of such nominee in the appropriate place on the proxy card. There is no assurance that, if elected, the nominees of Midwest’s management will agree to serve with any of the Nominees who may be elected.

The Nominees understand that, if elected as directors of Midwest, each of them will have an obligation under the WBCL to discharge his duties as a director in good faith, consistent with his fiduciary duties to Midwest and its shareholders. The only commitment given to AirTran by the Nominees with respect to their service on the Midwest board, if elected, and the only such commitment AirTran has sought from the Nominees, is that they will exercise their independent judgment in all matters before the Midwest board in accordance with their fiduciary duties.

The Nominees, if elected, will constitute a minority of the Midwest’s board of directors (currently the Nominees would constitute three of nine Midwest directors), at least until the 2008 Midwest annual meeting or some other change in composition of the Midwest board occurs. Accordingly, the Nominees typically will not be able to adopt any measures without the support of at least some of the continuing members of the current Midwest board of directors. The Nominees would seek to work with the existing members of Midwest’s board to determine the best course of action for Midwest’s shareholders.

In light of the foregoing, there can be no assurance that the Nominees will cause Midwest to facilitate the Offer or any other business combination with AirTran, or otherwise enhance stockholder value. Your vote to elect the Nominees will only have the legal effect of replacing three incumbent directors with the Nominees.

To the maximum extent permitted by applicable law, AirTran reserves the right to nominate substitute or additional persons if Midwest makes or announces any changes to the Midwest bylaws or articles of incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Nominees or increasing the number of directors up for election at the Midwest annual meeting. In any such case, shares of Midwest Common Stock represented by the enclosed proxy card will be voted for such substitute or substitutes to the maximum extent permitted by applicable law.

INFORMATION REGARDING THE NOMINEES

The Nominees have furnished the following information regarding their principal occupations and certain other matters:

Name, Business (or Residence) Address	Age	Principal Occupation or Employment During the Last Five Years and Other Directorships
John M. Albertine	62	Dr. Albertine has been the chairman and chief executive officer of Albertine Enterprises, Inc., a consulting and merchant-banking firm, since 1990. He also has served since 2005 as a principal of JJ&B, LLC, an investment bank he founded that provides finance, public policy and legal assistance to clients, and since 2004 as the executive chairman of Global Delta, LLC, a Washington, D.C.-based government contractor specializing in advanced sensor radio frequency and electro-optical technologies. Dr. Albertine served as president of the American Business Conference, founded by Arthur Levitt, Jr., from 1981 to 1986; executive director of the Congressional Joint Economic Committee under Chairman Senator Lloyd Bentsen from 1979 to 1980; and as head of the Airline Safety Commission, a presidential commission on aviation safety under President Ronald Reagan from 1987 to 1988. Dr. Albertine is also a director of Kadant, Inc., a director and Chairman of the Board of Integral Systems, Inc., and a trustee and Vice-Chairman of the Board of Trustees of the Virginia Retirement System, a public pension fund. Dr. Albertine holds a doctorate in economics from the University of Virginia.

Jeffrey H. Erickson	62	Mr. Erickson retired as President and Chief Executive Officer of Atlas Air Worldwide Holdings, Inc., a leading provider of global air cargo services, in 2006. He also served as President of Atlas Air and Polar Air Cargo. In 2002, Mr. Erickson joined Atlas as President and Chief Operating Officer and was subsequently named President and Chief Executive Officer of AAWW, Atlas and Polar in 2004. He continues as a member of the AAWW board of directors. From 1994 to 1997, Mr. Erickson was President and Chief Executive Officer of Trans World Airlines following its emergence from bankruptcy. From 1990 to 1994, Mr. Erickson was President and Chief Executive Officer at Reno Air. Mr. Erickson also previously served as President and Chief Operating Officer of Midway Airlines, following operations experience with Aloha Airlines and Continental Airlines and engineering experience at Pan American World Airways. Mr. Erickson received his bachelor’s degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and a master’s degree in Transportation Planning and Engineering from Polytechnic University.

Name, Business (or Residence) Address	Age	Principal Occupation or Employment During the Last Five Years and Other Directorships

Charles F. Kalmbach	59	Mr. Kalmbach is currently Vice Chairman of The University Medical Center at Princeton (Princeton, N.J.) for which he chairs the Oversight and Governance committees and Chairman of the Audit Committee of The Resources for the Future (Washington, D. C.). From June 2004 to January 2006, Mr. Kalmbach was President and Chief Executive Officer of DBM, Inc., a global human management services firm. From June 2002 to January 2004 Mr. Kalmbach was Senior Vice President and Chief Administrative Officer of Princeton University. Mr. Kalmbach served as a Global Practice Managing Partner for Accenture, Ltd. from 1996 until 2002 and served as a managing partner for Price Waterhouse from 1992 to 1996 and managing director from 1989 to 1992. Mr. Kalmbach was an employee of the Boeing Company from 1966 to 1975. Mr. Kalmbach holds a doctorate in Aerospace and Mechanical Sciences from Princeton University and a juris doctor from the University of Pennsylvania.

Each of the Nominees has consented, if elected, to serve as a director of Midwest and to be named in this proxy statement and in other soliciting materials as a Nominee. Although AirTran has no reason to believe that any of the Nominees would be unable or unwilling to serve as directors, if any of the Nominees is not available for election, the proxy card will be voted for the election of such other nominee or nominees as may be designated by AirTran to the maximum extent permitted by applicable law.

The Nominees have also furnished additional information located in Schedule I of this proxy statement as required by the SEC.

AIRTRAN STRONGLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE NOMINEES.

COMPENSATION OF NOMINEES AND MIDWEST DIRECTORS

AirTran has paid each Nominee or their designated charity a fee of $40,000 for agreeing to serve as a Nominee. The Nominees will also be entitled to reimbursement of their reasonable out-of-pocket expenses incurred in connection with this proxy statement as well as the reasonable fees and expenses of the law firm engaged by the Nominees to represent them in connection with their service as Nominees. Furthermore, it is anticipated that each Nominee, if elected, will receive from Midwest a director’s fee upon election consistent with Midwest’s past practice for services as a director of Midwest.

Pursuant to individual retention agreements, AirTran has agreed to indemnify each Nominee, to the fullest extent permitted by law, against, and to hold each Nominee harmless in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), arising out of or (directly or indirectly) relating to being named by AirTran or any affiliate of AirTran as a Nominee or references to any Nominee as a Nominee of AirTran’s in materials relating to the Offer or the Proposal, or otherwise in connection with the Offer or the Proposal or being a Nominee or being elected as a director, against any and all expenses (including attorneys’ fees), losses, liabilities, damages, judgments, fines, settlements and other amounts actually and reasonably incurred by the Nominees (collectively, “Losses”) in connection with such Proceeding other than Losses resulting from any false information contained in certain materials delivered by the Nominee for purposes of inclusion in the proxy statement. The form of retention agreement entered into with each Nominee is attached to this proxy statement as Annex A.

According to its Schedule 14A filing, dated March 30, 2007, Midwest stated that for 2007, all directors who are not employees of Midwest, any of Midwest’s subsidiaries or any 10% or greater shareholder of Midwest (“Midwest Non-Employee Directors”) will be paid an annual retainer of $40,000 per year payable in cash or Midwest Shares and an annual grant of restricted stock having a value of $40,000 with a three-year vesting period, and receive a fee of $2,000 for each Midwest board meeting they attend in person, $2,000 for each committee meeting they attend in person, and $1,000 for each telephonic board or committee meeting they attend. For 2007, the annual retainer for the chair of the audit committee will be an additional $7,500 and the annual retainer for all other committee chairs will be an additional $5,000. The Midwest Air Group, Inc. 2005 Non-Employee Director Stock Plan (the “2005 Director Plan”) allows each Midwest Non-Employee Director to defer the receipt of fees for purposes of deferring recognition of income for tax purposes. Such deferral may be made to a share account for Midwest Shares granted under the 2005 Director Plan or to a cash account for those fees payable, at the director’s election, in cash. Such deferred fees (i) will be treated as invested in Midwest Shares, and ultimately will be paid in Midwest Shares, to the extent such fees would have been paid in Midwest Shares, or (ii) will otherwise earn a return at market rates. The Midwest directors are reimbursed for expenses incurred in connection with attendance at board and committee meetings. The Midwest board also has a director travel policy pursuant to which each Midwest Non-Employee Director for 2007 and future years will receive a $7,500 notional account annually for the purchase of tickets for Midwest flights. This allotment may be used by the director, his or her spouse or designated companion and dependent family members. Such accounts are to be replenished each calendar year up to the $7,500 limit, regardless of any amount remaining from the prior year. Midwest Non-Employee Directors also are eligible to purchase airline tickets at a price equal to the lowest fare structure for a specified flight.

Other than as described herein, AirTran is not aware of any other arrangements pursuant to which Midwest Non-Employee Directors are currently compensated for services as a director.

All information regarding Midwest’s current or prospective director compensation and benefits arrangements set forth in this proxy statement is derived solely from Midwest’s public filings. AirTran has relied upon the accuracy of such information and has not made any independent attempt to verify the accuracy of such information.

PURPOSE OF THE PROPOSAL

The purpose of the Proposal is to elect the Nominees to the Midwest board of directors, who AirTran believes will fairly consider AirTran’s Offer. AirTran believes new independent directors will be more likely to facilitate consideration of its Offer by the Midwest shareholders and facilitate the consummation of the Offer and the Second-Step Merger by removing anti-takeover devices which impede the exercise of corporate democracy by the majority of the Midwest shareholders. AirTran also seeks to prevent the current directors of Midwest from creating additional obstacles to the consummation of the Offer and the Second-Step Merger without consideration of any such actions by independent directors who have not committed themselves to management’s position in opposition to AirTran’s Offer. If elected, the Nominees would have the power to help effectuate consummation of the Offer and the Second-Step Merger is they determined, exercising independent judgment and in accordance with their fiduciary duties, that it was in the best interests of Midwest stockholders to do so. As stated above, however, the Nominees would not represent a majority of the Midwest board and would not have the power by themselves to effectuate consummation of the Offer and Second-Step Merger.

The only commitment given to AirTran by the Nominees with respect to their service on the Midwest board, if elected, and the only such commitment AirTran has sought from the Nominees, is that they will each exercise their independent judgment in all matters before the Midwest board in accordance with their fiduciary duties imposed by law. Accordingly, although the Nominees have not made, nor has AirTran sought, any commitments with respect to the Offer or with respect to any other offers to acquire Midwest previously made or to be made by AirTran in the future, AirTran anticipates that the Nominees will cause the Midwest board to fairly review any offer to acquire Midwest Shares made by AirTran or any other person or entity, and to take whatever action the Nominees each determine to be in the best interests of Midwest and its shareholders, including potentially the Offer.

Election of the Nominees also will improve corporate governance practices at Midwest by electing directors who will not enter into or approve transactions which are subject to apparent or potential conflicts of interest and who are committed to fully and comprehensively exploring all strategic alternatives which may maximize shareholder value. Likewise, election of the Nominees will bring fresh perspectives to the Midwest board.

BACKGROUND AND REASONS FOR THE OFFER

The Offer

As part of the continuous evaluation of its businesses and plans, AirTran regularly considers a variety of strategic options and transactions. In recent years, as part of this process, AirTran has evaluated various alternatives for expanding its business, including the advisability of various potential acquisitions, and has, from time to time, analyzed opportunities for expansion and consolidation in the airline industry and discussed such matters with its board of directors. As a result of such evaluation, AirTran determined that it desired to acquire Midwest.

AirTran believes a business combination with Midwest offers a number of potential benefits including:

•	creation of a truly national low-cost carrier with superior service and market leading low costs;

•	complementary route networks with limited overlap that would combine the strength of Midwest’s east-west route focus with AirTran’s north-south route strength;

•	ability to service the increased route network of the combined company due to more rapid fleet expansion made possible by AirTran’s existing B737 delivery positions;

•

greater city presence with a total of 72 destinations served, of which 43 destinations are anticipated to immediately be served with more than five daily flights and 19 cities that are anticipated to offer flights to five or more separate destinations;

•	limited apparent aircraft integration costs and risk due to B717 fleet commonality;

•	increased cost reduction opportunities in the form of fuel and other savings through the replacement of existing Midwest MD80 aircraft with fuel efficient B737 aircraft;

•	better diversification of revenues by market;

•	additional network synergies due to improved fleet and capacity utilization and increased aircraft utilization;

•	potential for expansion of new hub and focus cities in Milwaukee and Kansas City by building on existing Midwest operations;

•	increased utilization of existing Midwest maintenance facilities and reservation centers to support expanded operations of the combined company;

•	enhanced service-based competition through the combination of service amenities;

•	increased advancement opportunities and improved job security for the combined company’s employees; and

•	the potential for improved access to capital.

AirTran believes the combination of Midwest with AirTran on the terms contemplated by the Offer should:

•	be accretive to AirTran’s earnings per share after the first full year following the close of the merger and significantly accretive thereafter;

•	generate significant operational efficiencies and cost savings;

•	allow the combined carrier to capture increased traffic in existing markets associated with greater city presence and flight frequency; and

•	drive consumer demand through the introduction of additional price and service competition in existing Midwest markets and in additional new markets.

AirTran believes the Offer will significantly benefit both AirTran and Midwest shareholders, and their customers and employees. AirTran believes that a combination of AirTran and Midwest also has significant beneficial long-term growth prospects which should increase shareholder value. The AirTran common stock to be issued to Midwest shareholders in the Offer will allow such shareholders to participate in the growth and shareholder value enhancement opportunities of the combined company.

AirTran believes that ONLY by replacing the existing Midwest board (beginning with three directors this year), that its Offer will be fully and fairly evaluated. Only a change in the membership of the Midwest board will send a message that business as usual — multi-year losses, less service, lost jobs and lower wages — is unacceptable. Midwest has generated consistent and substantial losses and AirTran believes there is no reasonable basis whatsoever to believe Midwest’s current optimistic forecasts.

In sharp contrast to AirTran, Midwest has had a cumulative loss of $150 million since 2002. AirTran has succeeded in the face of strong and sustained competition at our Atlanta hub with Delta Air Lines, and AirTran effectively competes against other low-cost carriers, such as Southwest, as well as other legacy carriers from a number of focus cities. AirTran understands the dynamics of the marketplace.

Absent a merger with AirTran, there is an increasing likelihood that additional capacity will enter the Milwaukee market at some point, erasing any temporary improvements in Midwest’s performance. Midwest has generated consistent and substantial losses and AirTran believes there is no reasonable basis whatsoever to believe Midwest’s current optimistic forecasts.

Midwest may want to ignore the reality of the marketplace, but we believe that you, the Midwest shareholders, can no longer afford to gamble with this level of market risk.

For detailed history of the events and communications leading to this proxy solicitation, see Annex B. The Offer is currently scheduled to expire on May 16, 2007.

Corporate Governance

AirTran believes that good corporate practices dictate that members of the board of directors of a public company should have no personal economic interest in evaluating the merits of a transaction with a third party.

According to a Schedule 14d-9 filed by Midwest on January 25, 2007, Midwest retained Simat, Hellesin & Eichner, Inc., a consulting firm (“SH&E”), to assist in connection with, among other things, an evaluation of elements of Midwest management’s strategic business plan. Advising in favor of Midwest management’s “go-it-alone” business plan is inconsistent with and tantamount to rejection of AirTran’s outstanding offer to Midwest’s shareholders. SH&E completed its services in December 2006. SH&E was paid a fee of approximately $100,000 for such services and was reimbursed for its out-of-pocket expenses. David H. Treitel, a long time member of the Midwest board and chairman of the board affairs and governance committee of the Midwest board, has been chairman and Chief Executive Officer and a shareholder of SH&E since 1996. Midwest claims that Mr. Treitel was not involved in the negotiation of the terms of the engagement or in providing services to Midwest in connection with the engagement. AirTran believes the relationships between Mr. Treitel, SH&E and members of the board of Midwest could not avoid influencing, and being influenced by, SH&E’s conclusions. AirTran believes the payment of compensation to an affiliate of a director to evaluate Midwest’s stand-alone plan has an inherent bias.

Likewise, AirTran believes that good corporate practices dictate that financial advisors advising upon the merits of a transaction with a third party should not have a financial interest in that transaction whereby the amount of their compensation increases over time based on the non-consummation of a transaction with the third party.

According to the same Schedule 14-9 filed by Midwest, pursuant to a letter agreement dated December 22, 2006 (the “Letter Agreement”) Midwest retained Goldman Sachs as financial advisor with respect to the Offer and certain other possible transactions. Pursuant to such Letter Agreement, Midwest has agreed to pay Goldman Sachs: (a) a fee of $1,000,000, payable on the date of the Letter Agreement; and (b) an additional financial advisory fee of $1,000,000 on April 1, 2007 and each of the next five successive three-month anniversaries thereof, plus an additional financial advisory fee of $400,000 on October 1, 2008. If a sale in one or a series of transactions of 50% or more of the assets or the outstanding common stock of Midwest, as well as any recapitalization, restructuring or liquidation of Midwest, or any other form of disposition which results in the effective sale of the principal business and operations of Midwest is completed, directly or indirectly with any person or group, including Midwest or any of its subsidiaries, by means of a tender offer, exchange offer, merger or other business combination transaction, issuances of securities, private or open market purchases of stock, sales of assets or otherwise, Midwest will also pay Goldman Sachs a fee equal to 1.25% of the aggregate consideration paid in such transaction or transactions, such fee is, however, subject to a credit for amounts previously paid under clauses (a) and (b) of the preceding sentence.

Midwest has stated its opposition to AirTran’s Offer. AirTran’s initial offer had an aggregate value of approximately $288 million. If a transaction were completed immediately, Goldman would have been entitled to approximately $3.6 million dollars from Midwest ($288 million X 1.25%). In contrast, if a transaction with AirTran is avoided, Goldman has an opportunity to earn up to $7.4 million ($1 million initial payment plus $1 million on April 1, 2007 plus $5 million over the next 15 months plus $400,000) with its payment growing the longer a transaction is avoided. Thus, Goldman stands to make $3.8 million more dollars if no transaction is consummated and any transaction is delayed. Similarly, because there is apparently no exclusion for a transaction with AirTran, either entirely or for the value represented by the initial offer, the “transaction” fee serves as an additional financial poison pill to AirTran, increasing the cost to AirTran as Midwest’s disclosures do not indicate any requirement for Goldman to “add-value” to a transaction in order to receive its “transaction” fee.

AirTran believes that such financial arrangements with Midwest’s financial advisors, whereby the financial advisors have an economic incentive to keep Midwest from entering into a fundamental transaction, create a lack of independence and a conflict of interest in the advisors and, to the extent Midwest directors rely on the advice of such financial advisors, serious questions arise regarding whether Midwest’s board of directors have failed to meet the duties of care and loyalty required of them under law.

AirTran believes the Nominees are committed to not engage in any business transactions with Midwest during their tenure as independent directors and to always seek independence and unbiased third party advice on any matter coming before the board.

CERTAIN LITIGATION

On January 20, 2007, AirTran New York filed a motion with the Supreme Court of the State of New York in New York County seeking to compel Midwest to produce certain shareholder records pursuant to New York Business Corporation Law Section 1315. AirTran New York argued that since Midwest is registered to do business in New York, pays taxes in New York, maintains an office in New York, and owns slots at John F. Kennedy and LaGuardia airports that it is effectively “doing business” in the state and should have to abide by Section 1315 requiring foreign corporations doing business in New York to produce a record of shareholders upon written demand by a resident shareholder. On February 16, 2007, the New York Supreme Court, in an opinion by Judge Helen E. Freedman, held that Midwest was not “doing business” in New York sufficient for purposes of Section 1315 of New York Business Corporation Law and did not order Midwest to provide its current record of shareholders to AirTran New York. AirTran has appealed such order and moved for expedited consideration of such appeal.

        On April 12, 2007, Market Street Securities, a Midwest shareholder unaffiliated with AirTran, filed a class action lawsuit in the United States District Court for the Eastern District of Wisconsin against Midwest and each of its directors alleging that the Midwest board of directors had breached its duties of due care, loyalty, good faith, candor and independence by rejecting multiple offers from AirTran absent any diligent or objective investigation and without entering into discussions and negotiations to combine the companies. The complaint seeks certification of the action as a class action and, among other things, declaratory and injunctive relief finding the defendant Midwest directors breached their fiduciary duties in failing to negotiate with AirTran, enjoining enforcement of the Midwest Rights Plan, and requiring the directors to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Midwest shareholders by completing a combination with AirTran.

CERTAIN INFORMATION CONCERNING AIRTRAN, GALENA AND AIRTRAN NEW YORK

AirTran is a Nevada corporation with principal executive offices located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of AirTran’s executive offices is (407) 318-5600. AirTran is one of the largest low-fare scheduled airlines in the United States in terms of departures and seats offered. AirTran operates scheduled airline service primarily in short-haul markets principally in the eastern United States, with a majority of its flights originating and terminating at its hub in Atlanta, Georgia. As of April 1, 2007, AirTran operated 87 Boeing 717 – 200 (B717) and 45 Boeing 737—700 (B737) aircraft, offering approximately 730 scheduled flights per day to 51 locations in the United States, as well as to Freeport, Grand Bahamas. All of the flight operations of AirTran Holdings, Inc. are conducted by its wholly-owned subsidiary, AirTran Airways, Inc.

Galena is a recently formed Delaware corporation and a wholly-owned subsidiary of AirTran. Its principal executive offices are located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of Galena’s executive offices is (407) 318-5600. Galena was organized in connection with AirTran’s Offer and has not carried on any activities other than in connection with the Offer.

AirTran New York is a recently formed New York limited liability company and a wholly-owned subsidiary of AirTran. Its principal executive offices are located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of AirTran New York’s executive offices is (407) 318-5600. AirTran New York was organized in connection with AirTran’s Offer to exchange and has not carried on any activities other than in connection with the Offer.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors, executive officers and managers of AirTran, Galena, and AirTran New York and certain other information is set forth in Schedule II hereto. None of AirTran, Galena, AirTran New York, or, to the best knowledge, after due inquiry, of AirTran, Galena or AirTran New York, any of the persons listed on Schedule II hereto, has during the last ten years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Except as described in this proxy statement or on Schedule III hereto, (i) none of AirTran, Galena, AirTran New York nor, to the best knowledge, after due inquiry, of AirTran, Galena, or AirTran New York, any of the persons listed in Schedule II hereto or any associate or majority owned subsidiary of AirTran, Galena, AirTran New York or any of the persons so listed, beneficially owns or has any right to acquire any Midwest Shares and (ii) none of AirTran, Galena, AirTran New York nor, to the best knowledge of AirTran, Galena and AirTran New York any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Midwest Shares during the past 60 days.

Except as otherwise described in this proxy statement, none of AirTran, Galena or AirTran New York nor, to the best knowledge, after due inquiry, of AirTran, Galena and AirTran New York any of the persons listed in Schedule II hereto has any contract, agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any Midwest securities, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, proxies or authorizations. Except as set forth in this proxy statement, during the two years prior to the date of the filing of this proxy statement with the SEC, none of AirTran, Galena, AirTran New York nor, to the best knowledge, after due inquiry, of AirTran, Galena and AirTran New York, any of the persons listed on Schedule II hereto has had any transaction with Midwest or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the proxy solicitation. Except as set forth in Exhibit B to this proxy statement, during the two years prior to the date of the offer to exchange, there have been no negotiations, transactions or material contacts between any of AirTran, Galena, AirTran New York or any subsidiaries of AirTran or, to the best knowledge, after due inquiry, of AirTran, Galena and AirTran New York, any of the persons listed in Schedule II hereto, on the one hand, and Midwest or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of Midwest’s securities, an election of Midwest’s directors or a sale or other transfer of a material amount of assets of Midwest.

Except as set forth herein, none of AirTran, Galena or, to the best knowledge, after due inquiry, of AirTran, Galena and AirTran New York, any of the persons listed in Schedule II hereto: (i) has any arrangement or understanding with any person with respect to any future employment by Midwest or its affiliates, or with respect to any future transactions to which Midwest or any of its affiliates will or may be a party; (ii) had or will have, and no member of their immediate family had or will have, a direct or indirect material interest in any transaction, or series of similar transactions, since beginning of Midwest’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which Midwest or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (iii) borrowed any funds for the purpose of acquiring or holding any securities of Midwest; (iv) is or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Midwest, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (v) will receive any special compensation in connection with the proxy statement or (vi) has any position or office with Midwest. Except as set forth herein, none of the associates of AirTran, Galena or , to the best knowledge, after due inquiry, of AirTran, Galena and AirTran New York, any of the persons listed in Schedule II hereto has any arrangement or understanding with any person with respect to any future employment by Midwest or its affiliates, or with respect to any future transactions to which Midwest or any of its affiliates will or may be a party.

Directors and executive officers of AirTran, Galena and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with Midwest or its subsidiaries in the ordinary course of business since the beginning of Midwest’s last fiscal year. Although AirTran is not aware of any specific transaction involving

Midwest and such other companies and organizations, AirTran believes that the interest of those directors and executive officers and their associates with respect to any such transaction would not be of material significance.

Except as set forth herein, none of the entities referred to in this proxy statement with which AirTran or Galena has been involved during the past five years is a parent, subsidiary, or other affiliate of Midwest.

IMPORTANT VOTING INFORMATION

AIRTRAN RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

1. YOUR PROXY IS IMPORTANT. If your shares are held in your own name, please sign and date the enclosed BLUE proxy card and return in the enclosed postage-paid envelope promptly. Failure to return your BLUE proxy card will have the same effect as voting against the proposal.

2. If your Midwest Shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person in charge of your account and give instructions to have the BLUE proxy card with respect to your Midwest Shares signed, dated and mailed. Only that institution can execute a proxy card with respect to your Midwest Shares and only upon receipt of specific instructions from you. AirTran urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to AirTran, care of Innisfree, using the stamped self-addressed envelope included in the packet so that AirTran will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Do NOT sign or return any WHITE proxy card you may receive from Midwest. If you have already submitted a WHITE proxy card, it is not too late to change your vote – simply sign, date and return the BLUE proxy card. Only your latest dated proxy will be counted.

4. Only the Midwest shareholders of record on April 9, 2007 are entitled to vote at the Annual Meeting. We urge each shareholder to ensure that the holder of record of his or her Midwest Share(s) signs, dates and returns the enclosed BLUE proxy card as soon as possible.

VOTING SECURITIES

According to publicly available information (including the Midwest articles of incorporation and bylaws), the Midwest Common Stock constitute the only class of outstanding voting securities of Midwest. Accordingly, only holders of Midwest Shares are entitled to execute proxies. Each Midwest Share is entitled to one vote. Midwest shareholders do not have cumulative voting rights.

On January 10, 2007, each of Galena and AirTran New York acquired 100 Midwest Shares in the open market as more fully set forth on Schedule III. Galena and AirTran New York each intend to cast votes or otherwise deliver proxies, each representing 100 Midwest Shares, in favor of the Nominees on or prior to the date of the Midwest annual meeting.

The effectiveness of the Proposal is dependent upon the properly completed and duly delivered, unrevoked written proxies in favor of such Proposal by the holders of record, as of the close of business on the Midwest Record Date, of a plurality of all Midwest Shares as of the close of business on the Record Date entitled to be voted at a meeting of shareholders on such Proposal (i.e., a plurality of the issued and outstanding Midwest Shares). According to the Midwest’s Schedule 14d-9 filed on April 13, 2007, as of March 31, 2007, there were 25,558,164 issued and outstanding Midwest Shares. Midwest has not yet filed proxy materials indicating the number of Midwest Shares outstanding on the Record Date. The actual number of proxies necessary to effect the Proposal will depend on the actual number of shares outstanding on the Record Date.

IF MIDWEST SHAREHOLDERS TAKE NO ACTION TO SUPPORT AIRTRAN’S PROPOSAL, SUCH INACTION IS EFFECTIVELY A VOTE AGAINST THE PROPOSAL. ABSTENTIONS, FAILURES TO EXECUTE AND RETURN PROXIES AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING A PROXY IN FAVOR OF THE PROPOSAL. THUS, AIRTRAN URGES YOU TO VOTE “FOR” THE PROPOSAL BY SIGNING, DATING AND RETURNING

THE BLUE PROXY CARD.

AirTran plans to present the results of any successful solicitation with respect to the corporate actions proposed herein to Midwest as soon as possible.

SOLICITATION OF PROXIES

AirTran will pay all costs of solicitation of proxies in connection with the Proposal. Except as set forth below, AirTran will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with the Proposal.

Proxies will be solicited by mail, telephone, telefax, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors and officers of AirTran, Galena, AirTran New York, each of the Nominees and the other participants listed on Schedule II hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this proxy statement).

Other than (i) payment to each Nominee or their designated charity of a fee of $40,000 for agreeing to serve as a Nominee, reimbursement of the Nominees’ reasonable out-of-pocket expenses incurred in connection with this proxy statement, as well as the reasonable fees and expenses of the law firm engaged by the Nominees to represent them in connection with their services as Nominees, (ii) payment of costs attributable to the Offer, including customary payments to the dealer managers described below, (iii) payments which would normally be expended for a solicitation for an election of directors in the absence of a contest, (iv) payments representing the salaries and wages of regular employees and officers of AirTran, and (v) the payment to Innisfree described below, AirTran has not made payments for, in furtherance of, or in connection with the solicitation of Midwest shareholders. AirTran estimates aggregate out of pocket reimbursements to the Nominees and aggregate fees and expenses to counsel for the Nominees will not exceed $100,000, none of which has been paid through April 13, 2007.

AirTran has retained Innisfree for solicitation and advisory services in connection with solicitations relating to the Proposal, for which Innisfree is to receive a fee up to $200,000 in connection with the solicitation of proxies. Up to 100 people may be employed by Innisfree in connection with the solicitation of proxies in connection with the Proposal. Directors and officers of AirTran, Galena and AirTran New York also may assist in the solicitation of proxies without any additional remuneration.

Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) are acting as Dealer Managers in connection with the Offer and have provided certain financial advisory services to AirTran, Galena and AirTran New York in connection with the proposed acquisition of Midwest. In their roles as Dealer Managers, Morgan Stanley and Credit Suisse may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that they contact or persons that contact them. Morgan Stanley and Credit Suisse have not been engaged to solicit proxy votes. Morgan Stanley and Credit Suisse are being paid reasonable and customary compensation for their services as Dealer Managers in connection with the Offer and for their services as financial advisor. Morgan Stanley and Credit Suisse are also entitled to reimbursement for certain expenses incurred by them, including the reasonable fees and expenses of legal counsel, and to indemnification against certain liabilities and expenses in connection with their engagements, including certain liabilities under the federal securities laws.

Morgan Stanley, Credit Suisse and their affiliates have provided and may in the future provide various investment banking, financial advisory and other services to AirTran or its affiliates, for which they have received or may receive customary compensation. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Morgan Stanley, Credit Suisse and their affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in the Midwest Shares.

If you have any questions concerning this proxy statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This proxy statement contains certain “forward-looking” statements including statements which are, except in connection with the Offer, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. The safe harbors intended to be created by Sections 27A and 21E are not available to statements made in connection with a tender offer and AirTran is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different than predicted. In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends” or “believes” or the negative of such terms or other comparable terminology.

OTHER PROPOSALS

AirTran is not aware of any other proposals to be brought before the Midwest annual meeting. However, we intend to bring before the Midwest annual meeting such business as may be appropriate, including, without limitation, nominating additional persons for directorships, or making other proposals as may be appropriate to address any action of Midwest’s board of directors not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the Midwest annual meeting, the persons named as proxies in the enclosed proxy card will vote on such matters in their discretion. The persons named as proxies may exercise discretionary authority only as to matters unknown to AirTran a reasonable time before this proxy statement.

SHAREHOLDER PROPOSALS FOR THE MIDWEST 2007 ANNUAL MEETING

According to the Midwest definitive proxy statement for its 2006 annual meeting, filed with the SEC on March 28, 2006, shareholder proposals to be considered for inclusion in the proxy statement relating to the 2007 Midwest annual meeting pursuant to Rule 14a-8, had to have been received not later than November 23, 2006, and a shareholder who intended to present business, other than a shareholder’s proposal pursuant to Rule 14a-8, at the 2007 Midwest annual meeting had to give written notice to the Secretary of Midwest no later than February 4, 2007. However, because Midwest has delayed the date of its 2007 annual meeting by more than 30 days beyond the date of the 2006 annual meeting under Rule 14a-8(e)(2), the deadline for stockholder proposals is now “a reasonable time before [Midwest] begins to print and send its proxy materials”. Midwest stockholders wishing to submit proposals at the Midwest annual meeting must have continuously held at least $2,000 in market value, or 1% of Midwest common stock entitled to be voted on with respect to any such proposal at the Midwest annual meeting by the date such proposal is submitted and continue to hold such securities through the date of the meeting. Midwest stockholders desiring to submit proposals requesting Midwest to take action on AirTran’s offer or otherwise should consult their own legal advisor with respect to the requirements of Rule 14a-8. According to Midwest’s preliminary proxy statement for the Midwest 2007 annual meeting, address for Midwest Air Group, Inc. is 6744 South Howell Avenue, Oak Creek, Wisconsin 53154.

OTHER INFORMATION

Certain information concerning Midwest and the transactions contemplated thereby contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although AirTran has no knowledge that would indicate that statements relating to Midwest contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete, it has not to date had access to the books and records of Midwest, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, AirTran does not take any responsibility for the accuracy or completeness of such information or for any failure by Midwest to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Schedule IV sets forth the security ownership of certain beneficial owners, directors and management of Midwest as may be obtained by reading the public filings of Midwest. AirTran assumes no responsibility for the accuracy or completeness of any such information.

The information contained in this proxy statement concerning the Offer is a summary which highlights selected information from the offer to exchange and may not contain all of the information that is important to you. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully the entire Offer to Exchange and letter of transmittal, including as set forth in Annex B hereto.

YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO YOUR BOARD OF DIRECTORS BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY. YOUR VOTE IS IMPORTANT NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

AIRTRAN NEW YORK, LLC

April [•], 2007

If you have any questions or require any assistance in voting your Midwest Shares, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Shareholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

SCHEDULE I

ADDITIONAL INFORMATION REGARDING THE NOMINEES

Other than as set forth below, none of the Nominees or their associates beneficially owns or owns of record any securities of Midwest.

There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to Midwest or any of its subsidiaries, or proceedings in which such nominees or associates have a material interest adverse to Midwest or any of its subsidiaries. No occupation or employment was carried on by any of the Nominees with Midwest or any corporation or organization which is or was a parent, subsidiary or other affiliate of Midwest and none of the Nominees has ever served on the board. There exist no family relationships among the Nominees or between any of the Nominees and any director or executive officer of Midwest.

None of the Nominees have been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933 (“Regulation S-K”), which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

Other than as disclosed in this proxy statement, and except inasmuch as the Nominees have acknowledged that, if they are elected to serve on the Midwest board, they will exercise their fiduciary duties and independent judgment in accordance with applicable law in considering all matters before Midwest’s board, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee.

None of the Nominees, their immediate family members, any corporation or organization of which any of the Nominees is an executive officer or partner, or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, or any trust or other estate in which any of the Nominees has a substantial beneficial interest or serves as a trustee or in a similar capacity (a) has been indebted to Midwest or its subsidiaries at any time since the beginning of Midwest’s last fiscal year, in an amount in excess of $60,000 or (b) has an interest in any transaction or series of similar transactions since the beginning of Midwest’s last fiscal year, or currently proposed transaction or series of similar transactions, to which Midwest or any of its subsidiaries was or is to be a party, in an amount in excess of $120,000.

None of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of Midwest, or is subject to any arrangement described in Item 402 of Regulation S-K.

None of the relationships regarding the Nominees described under Item 404(b) of Regulation S-K exists or has existed since the beginning of Midwest’s last fiscal year.

None of the Nominees has any position or office with Midwest and no occupation or employment with which the Nominees have been involved during the past five years was carried on with Midwest or any corporation or organization which is a parent, subsidiary or other affiliate of Midwest.

SCHEDULE II

INFORMATION CONCERNING DIRECTORS AND OFFICERS OF

AIRTRAN HOLDINGS, INC., GALENA ACQUISITION CORP. AND AIRTRAN NEW YORK, LLC

1. Directors and Executive Officers of AirTran.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of AirTran are set forth below. References in this Schedule II to “AirTran” mean AirTran Holdings, Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with AirTran. Except as described in this Schedule II, none of the directors and officers of AirTran listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and Executive Officers of AirTran

Name	Title	Present Principal Occupation and Five-Year Employment History

Joseph B. Leonard	Chairman of the Board, Chief Executive Officer and Director	Joseph B. Leonard joined AirTran in January 1999 as its chairman of the board, president and chief executive officer, but relinquished his title of president in January 2001. Mr. Leonard continues to serve as AirTran’s chairman of the board and chief executive officer. From 1993 to 1998, Mr. Leonard served in various executive capacities for AlliedSignal, Inc. and its Aerospace division, last serving as the president and chief executive officer of marketing, sales and service of AlliedSignal Aerospace and senior vice president of AlliedSignal, Inc. during 1998. From 1991 to 1993, Mr. Leonard served as executive vice president of Northwest Airlines. Prior to that, Mr. Leonard served in various executive positions for Eastern Airlines from 1984 to 1990, as assistant vice president, aircraft maintenance for American Airlines from 1982 to 1984 and in various maintenance and quality control positions for Northwest Airlines from 1969 to 1982. Mr. Leonard was elected to AirTran’s board of directors pursuant to the terms of his employment agreement. Mr. Leonard also serves on the board of directors of Walter Industries, Inc. (since 2005) and Mueller Water Products, Inc. (since 2006).

Robert L. Fornaro	President, Chief Operating Officer and Director	Robert L. Fornaro joined AirTran in March 1999 as its president of its operating subsidiary and has also served as the president of AirTran since January 2001. Mr. Fornaro was designated as AirTran’s chief operating officer in March 2001 and continues to serve in that capacity. Mr. Fornaro also served as AirTran’s chief financial officer from June 1999 until August 2000. From February 1998 until March 1999, he served as a consultant in the airline industry. From 1992 to February 1998, Mr. Fornaro served as senior vice president-planning for US Airways. Prior to that, he served as senior vice president-marketing planning at Northwest Airlines from 1988 to 1992.

Stanley J. Gadek	Senior Vice President – Finance and Chief Financial Officer	Stanley J. Gadek joined AirTran in July 2000 as its senior vice president-finance and chief financial officer. With more than 25 years in the airline industry, Mr. Gadek served as vice-president and controller of Atlas Air, Inc., which he joined in December 1997. Previously, Mr. Gadek served as vice president and controller for Atlantic Coast Airlines, Inc. from 1994 to 1997. Prior to joining Atlantic Coast, Mr. Gadek served as assistant controller for Continental Airlines. Mr. Gadek began his career in 1977 with a predecessor firm to Ernst & Young LLP.

Name	Title	Present Principal Occupation and Five-Year Employment History

Stephen J. Kolski	Senior Vice President—Operations of our Operating Subsidiary	Stephen J. Kolski has served as senior vice president-operations of AirTran’s operating subsidiary since he joined the company in March 1999. From 1995 until March 1999, he served as a consultant in the aerospace industry. From 1993 to 1995, he served as a director, president and chief operating officer of ATX, Inc. From 1990 to 1993, Mr. Kolski served as president and chief operating officer of Continental Express. From 1966 to 1990, Mr. Kolski held various management positions with responsibilities over flight operations, aircraft maintenance and collective bargaining negotiations for National Airlines (1966 to 1980), New York Air which he co-founded (1980 to 1987) and Eastern Airlines (1987 to 1990).

Richard P. Magurno	Senior Vice President, General Counsel and Secretary	Richard P. Magurno joined AirTran in August 2000 as senior vice president, general counsel and secretary. From 1998 until August 2000, Mr. Magurno operated a private aviation consulting practice. From 1994 until 1998, Mr. Magurno served as senior vice president and general counsel for Trans World Airlines. From 1989 until 1994, he served as a partner in the law firm of Lord, Day & Lord, Barrett Smith in New York. Mr. Magurno spent almost 20 years with Eastern Airlines, beginning in 1970 as a staff attorney, from 1980 to 1984 as vice president-legal and from 1984 to 1988 as senior vice president, general counsel and secretary.

Alfred J. Smith, III	Senior Vice President—Customer Service of AirTran Airways, Inc.	Alfred J. Smith, III joined AirTran in April 2002 as senior vice president-customer service of AirTran Airways, Inc. Prior to joining AirTran, Mr. Smith spent over nine years at Northwest Airlines as vice president of global operations for the cargo division as well as vice president of customer service for the Minneapolis/St. Paul hub. Prior to joining Northwest, Mr. Smith was director of customer service at Midway Airlines, responsible for airport operations, in-flight service and customer relations. Mr. Smith also previously held various management positions at Eastern Airlines.

J. Veronica Biggins	Director	J. Veronica Biggins has served on AirTran’s board of directors since 2001. Ms. Biggins has served as senior partner of Heidrick & Struggles International, an executive search firm, since 1995. Ms. Biggins also serves as a director (since 1997) of Avnet Corporation, a distributor of semiconductors, components and computer products.

Don L. Chapman	Director	Don L. Chapman has served on AirTran’s board of directors since 1994. Mr. Chapman has served as chairman of ChapCo Investments, LLC, an investment company, since March 2005. From March 2000 until January 2001, Mr. Chapman also served as president and chief executive officer of Legacy Capital Investments, an investment advisory company. From March 1999 until April 2000, Mr. Chapman served as president of S&S Tug Manufacturing Company, a ground support equipment manufacturer which acquired that business from Tug Manufacturing Corporation. For more than five years prior to March 1999, Mr. Chapman was Chief Executive Officer and Principal of Tug Manufacturing Corporation. He served as chief executive officer of Opti World, Inc., an optical superstore chain, from 1983 (when he founded that company) until 1995. Mr. Chapman serves as a director of RARE Hospitality International, Inc. (since 1992).

G. Peter D’Aloia	Director	G. Peter D’Aloia has served on AirTran’s board since 2004. Since February of 2000, Mr. D’Aloia has served as senior vice president and chief financial officer of American Standard Companies, a global, diversified manufacturer of air conditioning systems and services, bath and kitchen products and vehicle control systems. Prior to joining American Standard Companies, Mr. D’Aloia served over a twenty-seven year period in various executive capacities at Allied Signal, Inc. and its successor company Honeywell International, Inc., most recently serving as vice president—business development. Among the positions that he held are vice president— taxes, vice president and treasurer, vice president and controller, and vice president and chief financial officer for the engineered materials sector of Allied Signal. Mr. D’Aloia also serves on the board of directors of FMC Corporation (since 2002).

Name	Title	Present Principal Occupation and Five-Year Employment History

Jere A. Drummond	Director	Jere A. Drummond has served on AirTran’s board of directors since 2002. Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. From January 2000 until December 2001, he served as vice chairman of BellSouth Corporation. From January 1998 until December 1999, he was president and chief executive officer of the BellSouth Communications Group. Prior to that, Mr. Drummond served as president and chief executive officer of BellSouth Telecommunications, Inc., BellSouth’s local telephone service unit and largest subsidiary. Mr. Drummond also serves on the boards of directors of Borg Warner, an automotive component supplier (since 1996), Centillium Communications (since 2000) and Science Applications International Corporation (since 2003).

John F. Fiedler	Director	John F. Fiedler has served on AirTran’s board of directors since 2003. Mr. Fiedler is the retired chairman of the board of Borg Warner, an automotive component supplier. He also served as chief executive officer of Borg Warner from 1994 until February 2003. Mr. Fiedler served in various capacities with Goodyear Tire & Rubber Company from 1964 until 1994, last serving as its executive vice president and president of its North American Tire division. Mr. Fiedler also serves on the boards of directors of Mohawk Industries, Inc. (since 2002), YRC Worldwide Corp. (since 2003) and Snap-On Inc. (since 2004).

Lewis H. Jordan	Director	Lewis H. Jordan has served on AirTran’s board of directors since 1993. Mr. Jordan is the owner and principal officer of Wingspread Enterprises, an investment and consulting firm which he founded in August 1997 and is involved in other passive investment activities. Mr. Jordan served as AirTran’s president and chief operating officer from June 1993 until November 1997. Until November 1996, Mr. Jordan also served as president and chief operating officer of AirTran’s operating subsidiary. He served as president and chief operating officer and as a director of Continental Airlines from 1991 to 1993 and served as executive vice president of that company from 1986 to 1991. Mr. Jordan also serves on the board of directors of RARE Hospitality International, Inc. (since 1998).

Alexis P. Michas	Director	Alexis P. Michas has served on AirTran’s board of directors since May 2006. Since 1994, Mr. Michas, has been the Managing Partner of Stonington Partners, Inc., a private investment firm. Prior to joining Stonington Partners, Inc., Mr. Michas was a Partner of Merrill Lynch Capital Partners, Inc., a wholly owned subsidiary of Merrill Lynch & Co., Inc., from 1993 to 1994. Mr. Michas was also a Managing Director of the Investment Banking Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1991 to 1994. Mr. Michas received a Bachelor of Arts degree from Harvard College in 1976, and he received a Master’s in Business Administration from Harvard Business School in 1984. He is a director of the following companies with publicly registered equity securities: BorgWarner, Inc., PerkinElmer, Inc. and Lincoln Educational Services Corporation.

William J. Usery, Jr.	Director	William J. Usery, Jr. has served on AirTran’s board of directors since 2000. Mr. Usery has served as president of Bill Usery Associates, Inc., a labor-management consulting firm, since 1978. Previously Mr. Usery has served in many labor-management positions with the federal government, including as secretary of labor under President Ford from 1976 to 1977, as national director of the Federal Mediation and Conciliation Service (FMCS) from 1973 to1976, and as assistant secretary of labor for labor-management relations under President Nixon from 1969 to 1973.

2. Directors and Executive Officers of Galena Acquisition Corp.

The name, current principal occupation or employment and material occupations, positions, offices or employment for each director and executive officer of Galena are set forth below. References in this Schedule II to “Galena” mean Galena Acquisition Corp. Unless otherwise indicated below, the current business address of each director and officer is c/o Galena Acquisition Corp., 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. Galena was formed on January 3, 2006. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Galena. Except as described in this Schedule II, none of the directors and officers of Galena listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and Executive Officers of Galena

Name	Title	Present Principal Occupation and Five-Year Employment History

Joseph B. Leonard	Chairman of the Board, Chief Executive Officer and Director	See Section 1 of this Schedule II

Robert L. Fornaro	President, Chief Operating Officer and Director	See Section 1 of this Schedule II

Stanley J. Gadek	Senior Vice President, Chief Financial Officer and Treasurer	See Section 1 of this Schedule II

Richard P. Magurno	Senior Vice President, General Counsel and Secretary	See Section 1 of this Schedule II

3. Managers of AirTran New York, LLC

The name, current principal occupation or employment and material occupations, positions, offices or employment for each director and executive officer of AirTran New York are set forth below. References in this Schedule II to “AirTran New York” mean AirTran New York, LLC. Unless otherwise indicated below, the current business address of each director and officer is c/o AirTran New York, LLC, 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. AirTran New York was formed on January 3, 2006. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with AirTran New York. Except as described in this Schedule II, none of the directors and officers of AirTran New York listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Managers of AirTran New York

Richard P. Magurno	Manager	See Section 1 of this Schedule II

SCHEDULE III

ACQUISITIONS AND DISPOSITIONS OF MIDWEST SHARES BY AIRTRAN HOLDINGS, INC.,

GALENA ACQUISITION CORP. AND AIRTRAN NEW YORK, LLC AND

THE EXECUTIVE OFFICERS AND DIRECTORS OF AIRTRAN HOLDINGS, INC.,

GALENA ACQUISITION CORP. AND AIRTRAN NEW YORK, LLC

Other than purchases of Midwest Shares in the open market by Galena and AirTran New York as set forth in the table below, (which purchases occurred more than 60 days prior to the date of this proxy statement) none of AirTran, Galena, AirTran New York or any executive officer or director of AirTran, Galena, or AirTran New York has engaged in any transaction involving the Midwest Shares in the past 60 days:

Galena

Trade Date	Shares	Average Price
January 10, 2007	100	$11.99
Total	100	$11.99

AirTran New York

Trade Date	Shares	Average Price
January 10, 2007	100	$11.99
Total	100	$11.99

SCHEDULE IV

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND

MANAGEMENT OF MIDWEST

The following table is excerpted from the Midwest’s Schedule 14A filing made on March 30, 2007. It sets forth, as of March 26, 2006 (unless otherwise indicated), the number of shares of Midwest Common Stock beneficially owned by (i) each director of Midwest (including the Nominees), (ii) each of the executive officers named in the Summary Compensation Table in the latest Midwest proxy statement or annual report, (iii) all directors and executive officers of Midwest as a group, and (iv) each person identified by Midwest as being known to it to be the beneficial owner of more than 5% of Midwest Common Stock, or who has otherwise identified themselves as such by an applicable SEC filing. Except as otherwise indicated, persons listed have sole voting and investment power over shares beneficially owned.

Name of Beneficial Owner	Shares		Percent of Class
John M. Albertine	0		*

Jeffry H. Erickson	0		*

Charles F. Kalmbach	0		*

Timothy E. Hoeksema	941,334	(1)(2)	3.9%

Curtis E. Sawyer	50,232	(1)(2)	*

Scott R. Dickson	44,493	(1)(2)	*

David C. Reeve	220,897	(1)(2)	*

Carol N. Skornicka	220,388	(1)(2)	*

John F. Bergstrom	42,796	(3)(4)	*

James R. Boris	4,249	(4)	*

Ulice Payne, Jr.	13,122		*

Samuel K. Skinner	20,178		*

Elizabeth T. Solberg	14,000	(4)	*

Richard H. Sonnentag	35,292	(5)	*

Frederick P. Stratton, Jr.	62,053	(4)	*

David H. Treitel	34,423	(4)	*

All directors and executive officers as a group (15 persons)	2,002,536	(1)(2)(4)	9.8%

Litespeed Management LLC 237 Park Avenue, Suite 900 New York, NY 10017	1,451,700	(6)	6.0%

T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	1,222,700	(7)	5.1%

Octavian Master Fund, L.P. 650 Madison Avenue, 26th Floor New York, NY 10022	1,202,000	(8)	5.0%

Heartland Advisors, Inc. and William J. Nasgovitz 789 North Water Street Milwaukee, WI 53202	1,200,000	(9)	5.0%

*	Less than one percent.

(1)	Includes shares of Common Stock in which the person or persons noted had an interest under the Midwest Airlines Savings & Investment Plan as of December 31, 2006. Such plan’s Common Stock fund is a unitized account that is invested in Common Stock and in liquid funds. As of a given date, each participant with an investment in the stock fund has a number of share units, and the participant’s interest in Common Stock depends upon the aggregate number of shares of Common Stock held in the stock fund as of that date. Thus, each participant has voting rights with respect to share units based upon the aggregate number of shares held in the stock fund as of the record date for a shareholders’ meeting. Each participant has the ability to divest share units through intraplan transfers.

(2)	Includes shares of Common Stock that may be purchased under currently exercisable stock options within 60 days of the record date, as follows: Mr. Hoeksema, 650,266 shares; Mr. Sawyer, 25,332 shares; Mr. Dickson, 19,793; Mr. Reeve, 181,063 shares; Ms. Skornicka, 175,373 shares; and all directors and executive officers as a group, 1,275,923 shares.

(3)	Mr. Bergstrom shares voting and investment control over 1,745 shares that are held in trust for the benefit of Mr. Bergstrom’s children.

(4)	Includes shares of Common Stock the receipt of which has been deferred by certain Non-employee Directors pursuant to the Director Plans, as follows: Mr. Bergstrom, 18,551 shares; Mr. Boris, 4,249 shares; Mr. Skinner, 19,026 shares; Ms. Solberg, 14,000 shares; Mr. Stratton, 22,053 shares; and Mr. Treitel, 23,298 shares.

(5)	Includes 2,475 shares of Common Stock held by the Cobham Group LP, a limited partnership for which Mr. Sonnentag serves as the general partner and a limited partner.

(6)	This information is based on Amendment No. 2 to Schedule 13G filed on February 14, 2007.

(7)	This information is based on Amendment No. 7 to Schedule 13G filed on February 13, 2007. These securities are owned by various individual and institutional clients to which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment advisor. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(8)	This information is based on Schedule 13D filed on March 26, 2007 on behalf of Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”); Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Master (“Octavian Partners”); Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); Octavian Advisors, LP, a Delaware limited partnership and investment manager of Octavian Masters (“Octavian Advisors”); Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); Greg Racz, a managing member of Octavian Management and Octavian Asset Management; and Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management. Each of these persons has the power to vote and dispose of the shares, which are held of record by Octavian Master.

(9)	This information is based on Amendment No. 3 to Schedule 13G filed on February 12, 2007. According to this filing, the shares may be deemed beneficially owned by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which authority may be revoked at any time; and (2) William J. Nasgovitz, as a result of his ownership in Heartland Advisors, Inc. Heartland and Mr. Nasgovitz each specifically disclaim beneficial ownership of such shares.

ANNEX A

January 31, 2007

Dear _________________:

AirTran Holdings, Inc., a Nevada corporation (“AirTran”), has publicly announced its intention to acquire (the “Proposed Acquisition”) Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”). In connection therewith, AirTran (A) has caused Galena Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of AirTran (“Galena”), to commence an offer to exchange cash and common stock of AirTran for all of the issued and outstanding shares of common stock, par value $0.01 per share, of Midwest including the associated Series A junior participating preferred stock purchase rights issued pursuant to a Rights Agreement dated as of February 15, 2006, between Midwest and American Stock Transfer & Trust Company, as Rights Agent; and (B) in certain circumstances, intends to cause Galena and/or AirTran New York, LLC, a New York limited liability company wholly owned by AirTran (“ATNY”) to (i) deliver to Midwest a notice indicating its intention to nominate for election at Midwest’s 2007 annual meeting of stockholders (the “Annual Meeting”) up to three individuals selected by AirTran (each a “Nominee”) to serve as directors of Midwest and (ii) commence a proxy solicitation in support of the election of the Nominees to the Midwest Board of Directors at the Midwest Annual Meeting (the “Proxy Solicitation”).

AirTran wishes to retain you as a Nominee, and you wish to serve as a Nominee, upon the terms and subject to the conditions set forth below.

1. Nomination and Agreement to Serve. (a) AirTran hereby requests your agreement and consent to be named as a Nominee, and you hereby agree and consent to be so named and to be referred to as a Nominee in AirTran’s materials relating to the Proxy Solicitation. You further agree that, if you are elected to the Midwest Board, you will serve as a director of Midwest upon your election thereto. AirTran acknowledges that, as a nominee for election to the Midwest Board and, if elected, as a director of Midwest, you will exercise your independent judgment, act in accordance with your fiduciary duties and will not be required to reflect the views of AirTran, Galena or ATNY. If elected to the Midwest Board, you shall have no obligation to AirTran, Galena or ATNY in any capacity, other than, to the extent AirTran, Galena or ATNY are stockholders of Midwest, duties owed generally to stockholders of Midwest. Notwithstanding the foregoing, if you are not elected to the Midwest Board on or before the earlier of the Annual Meeting or January 1, 2008, your consent to be named as a Nominee and serve as a director of Midwest shall be deemed revoked.

(b) In connection with the Proxy Solicitation, you have delivered or agree to deliver to AirTran a completed Questionnaire and Statement In Connection with Nomination containing a Schedule 14A Questionnaire (the “Questionnaire”), in the form provided to you. You understand that AirTran will furnish to Midwest and publicly file with various governmental agencies certain documents prepared in connection with the Proxy Solicitation, which documents will be based in part on this letter agreement and the information you provide in the Questionnaire and which may include this letter agreement and the Questionnaire. AirTran, Galena and ATNY shall be entitled to rely on the Questionnaire as it were addressed to each of them.

2. Compensation; Legal Expenses. (a) In consideration for your agreement to serve as a Nominee (regardless of whether or not you are elected), AirTran agrees to pay to you (or a charity of your choice), promptly upon the earlier to occur of (i) the first public dissemination by AirTran, Galena or ATNY of your name as one of the Nominees, including by means of a filing with any governmental agency, or (ii) the first use by AirTran, Galena or ATNY of your name as one of the Nominees in any communication, oral or written, with Midwest, a one-time fee of $40,000, plus all reasonable out-of-pocket expenses incurred in connection with this letter agreement and your services as a Nominee.

(b) You understand that if you are elected to the Midwest Board, in consideration for your service as a director of Midwest, you will be entitled to receive from Midwest such compensation as shall be payable to directors of Midwest in accordance with Midwest’s policies as in effect from time to time and that no further compensation will be due from or payable by AirTran or any of its affiliates.

(c) Notwithstanding Section 2(b) of this letter agreement, upon your request or the request of any other Nominee, AirTran shall pay the reasonable fees and expenses of one law firm engaged by the Nominees to represent you and the other Nominees in connection with your services, and the services of the other Nominees, as Nominees and, upon election thereto, as members of the Midwest Board, it being agreed and understood that (i) AirTran shall be required to pay the reasonable fees and expenses of only one law firm to represent all of the Nominees unless there is a conflict of interest, in which case, AirTran shall be required to pay such fees and expenses of additional law firm(s), and (ii) following the election of any Nominees to the Midwest Board, AirTran shall only be required to pay such fees and expenses in the event that such Nominees are unable to cause Midwest to hire outside counsel in order to obtain the necessary advice.

3. Indemnification. As a material inducement to your agreement to be a Nominee: (a) AirTran shall, to the fullest extent permitted by law, indemnify you and hold you harmless in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), arising out of or (directly or indirectly) relating to being named by AirTran or any affiliate of AirTran as a Nominee or references to you as such in AirTran’s materials relating to the Proposed Acquisition or the Proxy Solicitation, or otherwise in connection with the Proposed Acquisition or the Proxy Solicitation or your being a Nominee or your election as a director of Midwest, against any and all expenses (including attorneys’ fees), losses, liabilities, damages, judgments, fines, settlements and other amounts actually and reasonably incurred by you (collectively “Losses”) in connection with such Proceeding other than Losses resulting from any false information contained in your questionnaire.

(b) You shall, as promptly as is practicable, provide AirTran with notice of any Proceeding as to which you may be entitled to seek indemnification under Section 3(a) of this letter agreement, provided that the failure to so notify AirTran shall in no way limit your rights to indemnification under this letter agreement except only to the extent that AirTran is actually and materially prejudiced thereby. AirTran may assume the defense of any such Proceeding at AirTran’s expense with counsel reasonably satisfactory to you and free of any conflict of interest; provided that, subject to the last sentence of this Section 3(b), you shall reasonably cooperate with AirTran and its affiliates in the defense of such Proceeding and comply with any reasonable request of AirTran or its affiliates made in connection with such defense. If AirTran does not elect to assume such defense or if there is an actual or potential conflict of interest, expenses (including attorneys’ fees) actually and reasonably incurred by you in connection with investigating, preparing for or defending against any Proceeding arising out of or relating to the Proposed Acquisition, the Proxy Solicitation and your nomination as a Nominee shall be paid by AirTran promptly after they are incurred and AirTran is notified of such expenses. Notwithstanding anything to the contrary herein, neither AirTran nor any of its affiliates shall settle, without your prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which AirTran or its affiliates are wholly responsible) or that would contain any language that could be viewed as an acknowledgment of wrongdoing on your part or that could otherwise be detrimental to your reputation.

(c) The indemnification provided by Section 3 of this letter agreement shall continue whether or not you are elected to the Midwest Board and shall apply to Proceedings as described above regardless of whether those Proceedings are commenced before or after such election.

4. Indemnification with Respect to Service as Midwest Director. You understand that, if you are elected to the Midwest Board, you shall be entitled to such indemnification of expenses with respect to your service as a director of Midwest as shall be provided to Midwest’s directors, in accordance with Midwest’s policies as in effect from time to time, and shall be entitled to be covered by the directors and officers insurance policy maintained by Midwest for its directors, in accordance with Midwest’s policies as in effect from time to time, provided, however, that AirTran shall indemnify and hold you harmless to the extent that such indemnification and insurance are inadequate to cover your Losses based on your conduct with respect to the Proposed Acquisition, the Proxy Solicitation or both prior to the time of your election to the Midwest Board.

5. Non-Exclusivity of Rights. The indemnification provided by this letter agreement shall not be deemed exclusive of any other rights to which you may be entitled under any by-law, other agreement, vote of stockholders, disinterested directors or otherwise, to the extent such other rights are permitted by applicable law.

6. Valid Obligation. AirTran represents and warrants that it has full corporate power and authority, and has obtained all requisite corporate and other authorizations, to undertake and perform its obligations under this letter agreement, and that, assuming due authorization, execution and delivery of this letter agreement by you, this letter agreement constitutes the legal, valid and binding obligation of AirTran, enforceable in accordance with its terms.

7. Assignment. This letter agreement shall be binding on you and on AirTran and its successors and assigns. Your rights hereunder may not be assigned. If AirTran assigns its rights under this letter agreement, it nonetheless shall remain bound by its obligations hereunder.

8. Severability. If any term or provision of this letter agreement is determined to be invalid or unenforceable, then the remaining terms and provisions hereof shall be unimpaired and the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

9. Governing Law. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

If you agree with the foregoing, please so indicate by signing in the space provided below, whereupon this letter agreement will become a binding agreement between AirTran and you.

AIRTRAN HOLDINGS, INC.

By
Richard P. Magurno Senior Vice President, General Counsel and Secretary

Agreed as of the date first above written:

ANNEX B

OFFER TO EXCHANGE

If you have any questions about executing your proxy or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Shareholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: 212-750-5833

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Midwest Air Group, Inc.

common stock for the upcoming Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT

AND VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-888-4070, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1346. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet – Please access https://www.proxyvotenow.com/meho, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.	Vote by Mail – If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: Galena Acquisition Corp., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10150-5154

Ú TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Ú

BLUE PROXY

AIRTRAN RECOMMENDS THAT YOU VOTE FOR ALL NOMINEES LISTED IN PROPOSAL 1.

1. ELECTION OF DIRECTORS

TO ELECT: (01) JOHN M. ALBERTINE, (02) JEFFREY H. ERICKSON AND (03) CHARLES F. KALMBACH

☐     FOR ALL         ☐     WITHHOLD FOR ALL                 WITHHOLD:_______________________________

IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF (01) JOHN M. ALBERTINE, (02) JEFFREY H.ERICKSON AND (03) CHARLES F. KALMBACH, WRITE THE RESPECTIVE NAME(S) OR NUMBER(S) IN THE FOLLOWING SPACE(S) OR WITHHOLD AUTHORITY FOR ALL OF THEM BY PLACING AN “X” NEXT TO WITHHOLD FOR ALL.

PLEASE SIGN, DATE AND MAIL THIS PROXY CARD TODAY.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Dated:

(Signature)

(Signature, if jointly held)

Title:

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR THREE EASY WAYS TO VOTE.

Ú TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Ú

FORM OF PROXY CARD – BLUE

THIS PROXY IS SOLICITED ON BEHALF OF:

AIRTRAN HOLDINGS, INC.,

GALENA ACQUISITION CORP. AND

AIRTRAN NEW YORK, LLC

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF MIDWEST BY AIRTRAN HOLDINGS, INC., GALENA ACQUISITION CORP. AND AIRTRAN NEW YORK, LLC. THIS PROXY IS NOT BEING SOLICITED BY THE BOARD OF DIRECTORS OF MIDWEST.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints, [John M. Albertine, Jeffrey H. Erickson and Charles F. Kalmbach] and each of them, with full power of substitution as proxies for the undersigned, each with the power to appoint his substitute, and hereby authorizes them to represent and vote as designated, all of the shares of common stock of Midwest, which the undersigned is entitled to vote at the Midwest annual meeting of shareholders to be held on June 11, 2007, or any adjournment(s) or postponement(s) thereof (the “Meeting”), as indicated on the reverse side.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith. The proxies may exercise discretionary authority only as to matters unknown to AirTran a reasonable time before the Midwest annual meeting. In the absence of specific instructions, if you have signed and dated this proxy card, this proxy will be voted “FOR” the above Nominees. By executing this proxy, you are authorizing the persons named as proxies to revote all prior proxies on your behalf.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY.

CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Midwest Air Group, Inc.

common stock for the upcoming Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT

AND VOTE TODAY

OR

Vote by Mail – Please complete, sign, date and return the proxy card in the envelope provided, or mail to: Galena Acquisition Corp., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10150-5154

Ú PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Ú

BLUE PROXY

AIRTRAN RECOMMENDS THAT YOU VOTE FOR ALL NOMINEES LISTED IN PROPOSAL 1.

1. ELECTION OF DIRECTORS

TO ELECT: (01) JOHN M. ALBERTINE, (02) JEFFREY H. ERICKSON AND (03) CHARLES F. KALMBACH

☐     FOR ALL         ☐     WITHHOLD FOR ALL                 WITHHOLD:_______________________________

IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF (01) JOHN M. ALBERTINE, (02) JEFFREY H.ERICKSON AND (03) CHARLES F. KALMBACH, WRITE THE RESPECTIVE NAME(S) OR NUMBER(S) IN THE FOLLOWING SPACE(S) OR WITHHOLD AUTHORITY FOR ALL OF THEM BY PLACING AN “X” NEXT TO WITHHOLD FOR ALL.

PLEASE SIGN, DATE AND MAIL THIS PROXY CARD TODAY.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Dated:

(Signature)

(Signature, if jointly held)

Title:

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR WAYS TO VOTE.

Ú PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Ú

FORM OF PROXY CARD – BLUE

THIS PROXY IS SOLICITED ON BEHALF OF:

AIRTRAN HOLDINGS, INC.,

GALENA ACQUISITION CORP. AND

AIRTRAN NEW YORK, LLC

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF MIDWEST BY AIRTRAN HOLDINGS, INC., GALENA ACQUISITION CORP. AND AIRTRAN NEW YORK, LLC. THIS PROXY IS NOT BEING SOLICITED BY THE BOARD OF DIRECTORS OF MIDWEST.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints, [John M. Albertine, Jeffrey H. Erickson and Charles F. Kalmbach] and each of them, with full power of substitution as proxies for the undersigned, each with the power to appoint his substitute, and hereby authorizes them to represent and vote as designated, all of the shares of common stock of Midwest, which the undersigned is entitled to vote at the Midwest annual meeting of shareholders to be held on June 11, 2007, or any adjournment(s) or postponement(s) thereof (the “Meeting”), as indicated on the reverse side.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith. The proxies may exercise discretionary authority only as to matters unknown to AirTran a reasonable time before the Midwest annual meeting. In the absence of specific instructions, if you have signed and dated this proxy card, this proxy will be voted “FOR” the above Nominees. By executing this proxy, you are authorizing the persons named as proxies to revote all prior proxies on your behalf.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY.

CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE